UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Corporate Property Associates 18 - Global Incorporated

(Name of Issuer)

  Class A Common Stock, par value $0.001 per share

Class C Common Stock, par value $0.001 per share

(Title of Class of Securities)

 Class A: 22004E109

Class C: 22004E208

(CUSIP Number)

Jason E. Fox
c/o W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100

With a copy to:

Christopher P. Giordano, Esq.
Jon Venick, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. W. P. Carey Inc. (I.R.S. Identification Number 45-4549771)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. WPC Holdco LLC (I.R.S. Identification Number 37-1664913)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. Carey Asset Management Corp. (I.R.S. Identification Number 13-4121956)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. Carey REIT II, Inc. (I.R.S. Identification Number 14-2005523)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 21, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on August 31, 2021 (as amended, the “Schedule 13D”), relates to the Class A common stock, par value $0.001 per share, and the Class C common stock, par value $0.001 per share (together, the “Common Stock”), of Corporate Property Associates 18 — Global Incorporated (“CPA:18” or the “Company”), which classes of Common Stock have the same voting rights and privileges, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

Completion of Merger

On February 27, 2022, CPA:18 entered into an Agreement and Plan of Merger (the “Merger Agreement”) with W. P. Carey Inc. (“WPC”), CPA18 Merger Sub LLC, an indirect subsidiary of WPC (“Merger Sub”), and, for the limited purposes set forth therein, Carey Asset Management Corp. (“CAM”), W. P. Carey & Co. B.V. (“W. P. Carey BV”) and WPC-CPA:18 Holdings, LLC, each an indirect subsidiary of W. P. Carey, and CPA:18 Limited Partnership, a subsidiary of CPA: 18.

Pursuant to the Merger Agreement, on August 1, 2022, CPA:18 merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct subsidiary of WPC Holdco LLC, a Maryland limited liability company and direct subsidiary of WPC.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled and, in exchange for the cancellation of such shares, the rights attached to each share were converted automatically into the right to receive (i) 0.0978 of a share of WPC common stock, $0.001 par value per share; and (ii) $3.00 in cash. As a result, each of the Reporting Persons no longer beneficially owns any shares of Common Stock.

The foregoing summary of the Merger and the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to WPC’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 28, 2022.

Following the consummation of the transactions contemplated by the Merger Agreement, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, each of the Reporting Persons does not beneficially own any shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in this Schedule 13D, has effected any transaction in the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, except as set forth herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons previously reported in this Item 5.

(e) On August 1, 2022, following the transaction set forth herein, each of the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Upon the closing of the transactions contemplated by the Merger Agreement, the Advisory Agreements between CPA:18 and each of CAM, W. P. Carey BV and certain of their affiliates were automatically terminated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2022

W. P. Carey Inc.

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Chief Administrative Officer and Corporate Secretary

WPC Holdco LLC

By: W. P. Carey Inc., its sole member

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Chief Administrative Officer and Corporate Secretary

Carey Asset Management Corp.

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

Carey REIT II, Inc.

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary